                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                              ---

                            T-3 Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456160100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Thomas R. Denison - First Reserve Corporation, 1801 California St.,
                 Suite #4110, Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

-------------------                                          -------------------
CUSIP No. 456160100               SCHEDULE 13D               Page  2 of 10 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF
                               0
       SHARES           --------------------------------------------------------
                        8      SHARED VOTING POWER
    BENEFICIALLY
                               8,617,806
      OWNED BY          --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
        EACH
                               0
     REPORTING          --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
       PERSON

        WITH                   8,617,806
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,617,806
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          81.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP No. 456160100               SCHEDULE 13D               Page  3 of 10 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VIII, L.P.
          I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF
                               0
       SHARES           --------------------------------------------------------
                        8      SHARED VOTING POWER
    BENEFICIALLY
                               8,617,806
      OWNED BY          --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
        EACH
                               0
     REPORTING          --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
       PERSON

        WITH                   8,617,806
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,617,806
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          81.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP No. 456160100               SCHEDULE 13D               Page  4 of 10 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VIII, L.P.
          I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF
                               0
       SHARES           --------------------------------------------------------
                        8      SHARED VOTING POWER
    BENEFICIALLY
                               8,617,806
      OWNED BY          --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
        EACH
                               0
     REPORTING          --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
       PERSON

        WITH                   8,617,806
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,617,806
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          81.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to the statement on Schedule 13D amends the statement originally filed on December 27, 2001 by First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation, and relates to the Common Stock, par value $.001 per share (the "Common Stock"), of T-3 Energy Services, Inc., a Delaware corporation (the "Company," "T-3" or "Issuer"), formally known as Industrial Holdings, Inc. ("IHI"). That Schedule 13D is hereby amended as set forth below. The principal executive offices of the Issuer are located at 1311 Northwest Freeway, Suite 500, Houston, Texas 77040.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by replacing the first paragraph with the following paragraph:

         This Schedule 13D Amendment No. 1 is being filed jointly by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve" and collectively, the "Reporting Persons") to report the purchase by Fund VIII of 1,000,000 shares of the Company's Common Stock. GP VIII is the general partner of Fund VIII, and First Reserve is the general partner of GP VIII. The Reporting Persons, by and through the holdings of Fund VIII, directly own more than 5% of the issued and outstanding shares of Common Stock.

         The remaining paragraphs of Item 2 are unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following paragraphs at the end of
Item 3:

         On March 27, 2002, pursuant to a March 20, 2002 Subscription Agreement between the Company and Fund VIII, Fund VIII purchased 1,000,000 shares of the Company's Common Stock from the Company for a cash payment of $10 million.

         The source of funds for the acquisition of beneficial ownership of the Company's Common Stock by Fund VIII is money contributed by limited and general partners of Fund VIII. Except in relation to its partnership interest in Fund VIII, no funds were acquired directly by GP VIII, or by First Reserve Corporation, for their indirect acquisition of beneficial ownership of the Common Stock.

         The remaining paragraphs of Item 3 are unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby deleted and replaced with the following:

         Former T-3 entered into the Merger Agreement described in Item 6 in order for Fund VIII to acquire a majority of the outstanding Common Stock of T-3. Fund VIII intends to operate T-3 as a majority-owned subsidiary. Following the Merger, Fund VIII, as the majority stockholder, adopted new articles of incorporation and bylaws, changed the number of directors, elected new directors, and reduced the capitalization of T-3.

         On March 27, 2002, pursuant to a March 20, 2002 Subscription Agreement between the Company and Fund VIII, Fund VIII purchased 1,000,000 shares of the Company's Common Stock from the Company for a cash payment of $10 million.

         The Reporting Persons intend to review on a continuing basis their investment in the Company, and from time to time may or may not acquire additional shares, on the open market or otherwise, subject to: the price and availability of the Company's securities; subsequent developments affecting the energy market as a whole; the Company and the Company 's business and prospects; other investment and business opportunities available to Fund VIII, general stock market and economic conditions; and other factors. The Reporting Persons may or may not also decide to dispose of Company securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities based on all of the above factors and on the eventual liquidation of Fund VIII in accordance with its partnership agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         As of March 27, 2002, the Reporting Persons beneficially owned an aggregate of 8,617,806 shares of the Company's Common Stock, constituting approximately 81.4% of the 10,581,986 shares of the Company's Common Stock outstanding as of March 27, 2002 as represented to the Reporting Persons by T-3.

         (a) As of March 27, 2002, the Reporting Persons are the beneficial owners of T-3 Common Stock in the numbers and percentages set forth in the table below:

           REPORTING PARTY           NUMBER OF SHARES          PERCENTAGE OF
                                    BENEFICIALLY OWNED             CLASS
              Fund VIII                  8,617,806                  81.4%

             GP VIII (1)                 8,617,806                  81.4%

          First Reserve (1)              8,617,806                  81.4%

         (1) Consists of 8,303,863 shares of Common Stock held directly by Fund VIII and a warrant to purchase 313,943 shares of Common Stock at an exercise price of $12.80 per share to be held directly by Fund VIII. GP VIII is the general partner of Fund VIII and may be deemed to beneficially own the shares of Common Stock owned by Fund VIII. First Reserve, as the general partner of GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by Fund VIII.

         (b) Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VIII, as the general partner of Fund VIII, and First Reserve, in its role as general partner of GP VIII, shares with Fund VIII the power to cause Fund VIII to dispose of or vote the shares of Common Stock directly held by Fund VIII.

         (c) During the past 60 days, the following transactions were effected:

  REPORTING                            NUMBER OF         PRICE PER
    PARTY              DATE             SHARES             SHARE          TRANSACTION
Fund VIII           03-27-2002         1,000,000           $10.00           Purchase

          (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.



         Item 6 is amended to add the following paragraphs at the end of Item 6.

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated March 28, 2002, by and between Fund VIII, GP VIII, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

SUBSCRIPTION AGREEMENT


         On March 20, 2002, the Company and Fund VIII entered into a Subscription Agreement, pursuant to which Fund VIII on March 27, 2002 purchased 1,000,000 shares of Common Stock from the Company for a cash payment of $10 million.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.        Joint Filing Agreement dated as of March 28, 2002 by
and between First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation.

         Exhibit B.        March 20, 2002 Subscription Agreement between the
Company and Fund VIII.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  March 28, 2002.

                               FIRST RESERVE FUND VIII, L.P.

                               By:  First Reserve GP VIII, L.P., General Partner
                                    By:  First Reserve Corporation,
                                         General Partner



                                    By: /s/ Jennifer Zarrilli
                                       -----------------------------------------
                                       Name:  Jennifer Zarrilli
                                       Title:  Vice President


                               FIRST RESERVE GP VIII, L.P.

                               By:  First Reserve Corporation,
                                    General Partner



                                    By: /s/ Jennifer Zarrilli
                                       -----------------------------------------
                                       Name:  Jennifer Zarrilli
                                       Title:  Vice President


                               FIRST RESERVE CORPORATION

                               By: /s/ Jennifer Zarrilli
                                  ----------------------------------------------
                                  Name:  Jennifer Zarrilli
                                  Title:  Vice President

                                   SCHEDULE I

         The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:


                           Name                                      Position with First Reserve Corporation
                           ----                                      ---------------------------------------
                    William E. Macaulay                           Chairman, CEO, Managing Director and Director

                       John A. Hill                               Vice Chairman, Managing Director and Director

                       Ben A. Guill                                 President, Managing Director and Director

                     Will Honeybourne                                           Managing Director

                     Thomas R. Denison                            Managing Director, General Counsel, Secretary

                     Jennifer Zarrilli                                    Vice President, Treasurer and
                                                                             Chief Financial Officer

                                  EXHIBIT INDEX

         Exhibit           Description
         -------           -----------
         A                 Joint Filing Agreement

         B                 Subscription Agreement